Exhibit 99.1

                            [Third Point Letterhead]




May 22, 2007


Samuel Broder, M.D.
Ms. Karen A. Dawes
Mr. Bradford S. Goodwin
Laurence Jay Korn, Ph.D.
Richard Murray, Ph.D.
John S. Saxe, Esq.

PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA  94555

Dear Unconflicted Board Members:

We are writing in response to the May 16, 2007 letter to us from L. Patrick Gage, Chairman of the Board of PDL BioPharma, Inc. ("PDLI" or the "Company"), and to address Dr. Gage's woefully unsatisfactory answers to us on our conference call of the same day. We had intended to respond to the issues raised during that conference call in private correspondence with the Board; however, the Company's public release of Dr. Gage's letter compels us to respond publicly as well.

As you know, in our private letter to the Board two weeks ago, we demanded that the Board promptly act in the best interest of PDLI and its shareholders by:

     o    terminating Mark McDade's employment as Chief Executive Officer,
     o    adding three shareholder representatives to the PDLI Board, and
     o retaining an investment bank to explore strategic alternatives for the Company.

Based on our continuing investigation, described below, into troubling PDLI management issues (the "Investigation"), we must now also demand that Dr. Gage be removed as Chairman of the Board and that Jeanmarie Guenot be dismissed as PDLI's head of business development.

Results of the Investigation
----------------------------

In the course of the Investigation, we have spoken with dozens of current and former PDLI employees (many of whom are, or were, at senior levels in the Company, on both the corporate and scientific staffs); many senior managers of peers, both larger and smaller, in the biotechnology space; current and former managers and/or directors of


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Unconflicted Board Members
PDL BioPharma, Inc.
May 22, 2007
Page 2


Corixa Corporation and Signature BioScience, Inc., where Mr. McDade spent eight years prior to joining the Company; well-respected biotechnology industry consultants; many private equity firms that invest in the biotechnology space; and many others with knowledge of Mr. McDade's performance before and during his tenure at PDLI. Based on this wide-ranging due diligence effort, we have reached the following conclusions:

1) Mr. McDade may have committed significant ethical breaches during his tenure as Chief Executive Officer of PDLI. The underlying circumstances persist today and strongly suggest that Mr. McDade may have put his personal interests above those of PDLI. While Dr. Gage's May 16 letter refers to "various allegations and innuendo," more than a few current and former employees of PDLI have described to us, both in writing and orally, substantially identical concerns about very specific improprieties. To be clear, we did not seek out this information - it was all offered to us spontaneously by concerned parties. We were pleased to read in Dr. Gage's letter of May 16 that the Board is investigating these matters, and we trust and expect that your inquiry into Mr. McDade's conduct will proceed expeditiously so that shareholder interests are not further jeopardized.

2) A number of our sources highlighted the circumstances under which Jeanmarie Guenot, currently PDLI's head of business development, was hired; several also reported widespread disbelief within the Company that Dr. Guenot was qualified to advance through the ranks as she has. The sentiment expressed to us was that no acceptable explanation can account for her initial appointment or continued employment as head of business development. In fact, the Investigation uncovered at least one senior executive who left PDLI over what he considered unfairly favorable treatment of Dr. Guenot to the detriment of the Company and its other employees. Given these indications of an employee morale problem, as well as concerns that Dr. Guenot's continued employment at PDLI is not in the best interests of the Company's shareholders, we trust that you will focus on this issue as a priority concern.

3) Many truly talented scientists at PDLI appear to have left the Company during Mr. McDade's tenure for the following reasons: (A) Mr. McDade's promotion of lesser-qualified scientists to senior positions within the group; (B) the Company's lack of financial discipline; and (C) their view that Mr. McDade's acquisitions and R&D development strategies were poorly conceived and executed. Again, this conclusion is based on many incoming calls, letters and emails from former senior scientists at the Company, as well as the letter recently released by Cary Queen. While Dr. Gage would characterize Dr. Queen's letter as the product of a "disgruntled employee," Dr. Queen is, as you know, highly regarded within the biotechnology and investment communities, and an important consultant to PDLI. It is virtually unprecedented for an ex-manager, board member, and company founder to publicly release such a broadside against an incumbent management, and it is therefore especially meaningful when it is done. We trust that you have


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Unconflicted Board Members
PDL BioPharma, Inc.
May 22, 2007
Page 3


     given due consideration to the views and concerns Dr. Queen expressed in his letter - his trenchant observations on a company he knows so well deserve particular weight, and we cannot dismiss as a coincidence that they reflect and reinforce the many letters that we have received from other past and present PDLI employees.

4) Our due diligence has reinforced our already strong conviction that both PDLI's internal financial team, and its external financial advisors, strongly counseled Mr. McDade not to move corporate headquarters to Redwood City from Fremont because of the disruption to the employee base, and because they deemed the move to be both unnecessary and overly expensive. Disturbingly, the correspondence we have received from current and former PDLI employees has confirmed that this unnecessary move has already caused, and will continue to cause, PDLI to lose significant scientific talent.

In conclusion, we have rarely, if ever, received as much unsolicited and universally negative correspondence from past and current employees of one of our portfolio companies - much of it coming from the senior scientist level - than we have received with respect to PDLI. While Dr. Gage may attribute this to "disgruntled employees," as one of the scientists who contacted us said, "the dislike of McDade and his business decisions and favoritism definitely has a meaningful p-value; it's definitely statistically significant."

The Full Board Gets Half the Story
----------------------------------

It appears from Dr. Gage's May 16 letter that he has decided merely to pay lip service to our demands - by doing just the bare minimum possible to "move the ball forward" - while continuing to string us along and further entrench an undeserving management. This cynical course of action was in full evidence when Dr. Gage disingenuously suggested in his letter that Third Point had "elected" not to make a presentation at your recent Board meeting.

Nothing could be more misleading. After a two hour meeting with Dr. Gage and Mr. McDade on May 7, it was mutually agreed that it would be unnecessary for us to present our views to the full Board later in the week because we were assured that Dr. Gage and Mr. McDade would do so. That joint decision followed correspondence in which Dr. Gage insisted that we follow his prescribed
"agenda" for any Board presentation that we might make, which included questions that we, as outsiders, would have no means of adequately addressing. Given the constraints Dr. Gage and Mr. McDade sought to impose on our presentation to the Board, and given their assurances that our concerns would be adequately communicated to the Board, we agreed to forgo a Board presentation and to rely on those assurances.


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Unconflicted Board Members
PDL BioPharma, Inc.
May 22, 2007
Page 4


Since receiving Dr. Gage's May 16 letter, we have come to doubt that Dr. Gage and Mr. McDade have fully and fairly presented our views to the Board. This lapse calls to mind our significant doubt that Mr. McDade ever properly disclosed to the Board what we understand to have been serious interest expressed by at least one pharmaceutical company in purchasing PDLI at a significant premium late last year. As we have said before, we are concerned that Mr. McDade kept those discussions from the Board, and unilaterally caused the discussions to end. We know for a fact that he now denies to investors that such discussions took place.

We have, unfortunately, encountered similar CEO / Chairman teams in the past. By this we mean an autocratic CEO and a Chairman who is the CEO's chief apologist and, therefore, unable to look at any set of critical facts objectively (which is why we argue that Mr. Gage must be removed from the Board as well). We know from experience that it is virtually impossible to have a constructive dialogue with such a twosome, and very difficult for other board members to break ranks with them - despite well-founded concerns that the CEO and Chairman are not acting in the best interests of shareholders.

In light of these doubts and the unhealthy dynamic of a CEO / Chairman team screening communications between shareholders and the rest of the Board, we now believe it is important for us to have a direct dialogue with all of PDLI's directors - not just Pat and Mark. Accordingly, we remain prepared to present our views to the Board at the earliest possible date, and to speak with each of you individually also.

Strengthening the Board and the Company
---------------------------------------

We have said repeatedly that the PDLI Board is filled with very impressive members of the scientific community, and that is why we suggested adding additional members to the Board, rather than replacing current members. While we are certainly highly knowledgeable about the scientific issues, our real expertise is in running businesses (which includes intelligently imposing financial discipline on corporate spending); making money for investors; understanding what is, and is not, in the best interests of shareholders (the owners of the Company); and understanding and communicating clearly with the financial markets (unlike Mr. McDade's chronic inability to tell PDLI's story to investors). These are all valuable traits that any board of directors, charged solely with promoting the best interests of shareholders, should embrace. We therefore remain certain that we can add substantial incremental value for PDLI's shareholders by serving on the Company's Board - an assessment that the directors, management teams and shareholders of Ligand Pharmaceuticals, Nabi BioPharmaceuticals, Ception Pharmaceuticals and many companies outside the biotechnology space can validate.

We would be pleased to provide any of you with multiple references at any of these companies (we provided them to Mr. McDade almost two months ago, but he never bothered to contact any of these references), who will attest to the significant contributions we have made to each of those companies. We are also confident that


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Unconflicted Board Members
PDL BioPharma, Inc.
May 22, 2007
Page 5


virtually all Wall Street analysts who follow PDLI (as evidenced by their research reports covering our involvement in the Company), a vast majority of PDLI's shareholders (many of whom have telephoned us to express their support - including several of the largest long-only shareholders) and a large number of current and former PDLI employees (many of whom have also phoned to voice their support) believe that our active involvement in the Company would be of significant benefit for all constituencies.

Despite Dr. Gage's and Mr. McDade's repeated assertions, we do not believe that the Board is unanimous in its support of Mr. McDade. We understand that some Board members are, at least, privately questioning whether Mr. McDade is the right person to lead PDLI given the poor financial performance of the Company, the waning support of shareholders and the ethical and strategic concerns that have now surfaced. It is perhaps telling that in his May 16 letter to us, Dr. Gage retreated from purportedly speaking on behalf of the whole Board and instead offered only his personal support for Mr. McDade. While we understand, and have experienced first hand, how difficult it is for board members to break ranks with their CEO and Chairman, we hope that most members of the Board can draw the tough but necessary conclusion that continuing to support Mr. McDade is the wrong decision for PDLI's shareholders.

We trust that you, as the unconflicted members of the Board, will quickly take steps to do what is best for PDLI's shareholders. Any of you should feel free to call us at any time should you any questions regarding the substance of this letter or any of the other communications that we have had with the Company.


Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb


cc:  L. Patrick Gage, Ph.D.
     Mark McDade